Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	August 19, 2003

Additional Encouraging Results from Rio Luna Gold Project, Nicaragua
First Point Identifies Emerging Model for Gold Mineralization
Third Phase of Trenching Underway

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce additional results from the second phase of an ongoing trenching program on the Rio Luna epithermal gold property in Nicaragua. Highlights include 2.1 grams/tonne (“g/t”) gold over 3.5 meters, including 3.7 g/t gold over 1.7 meters in trench TR-90 in the Balsamo area of the El Paraiso vein system. To the southeast, trenching in the Santa Rita area returned 1.2 g/t gold over 1.1 meters in trench TR-08 and 0.7 g/t gold over 4.4 meters in trench TR-81 within a broad zone of quartz veining within from the Filadefia area.

With the first two phases of trenching completed, First Point has identified five key areas of gold mineralization along the El Paraíso vein system and is in the process of delineating drill targets (see the Company’s website at “www.firstpointminerals.com” for a detailed map and trench results). Current trenching is focused on evaluating the El Rodeo area situated to the northwest, where four veins have been identified through prospecting. Trenching in this area is anticipated to continue into mid-September. Once completed the Company plans to continue it’s evaluation of the El Paraíso vein system where it remains open along strike.

First Point is extremely encouraged by progress at Rio Luna which demonstrate that rather that a single vein, the El Paraíso vein system consist of several veins which either strike sub-parallel to or oblique to the central Anillo vein, which has now been traced for over 5.8 kilometers and remains open along strike. When the strike length of these additional veins is included, the El Paraíso vein system has an aggregate vein strike in excess of 8.8 kilometers. Results from trenching have consistently returned broader mineralized widths than anticipated owing to the presence of gold bearing quartz veinlets that extend for several meters away from the veins. Individual trench results range between 4.5 and 21.1 g/t gold over 2 to 8 meters. Of the 65 hand trenches which intercepted the target, 34 trenches returned values greater that 0.5 g/t gold over mineralized widths, the average of which was 2.5 g/t gold over 2.6 meters.

As reported previously, management believes that the veins at Rio Luna represent the upper levels of an epithermal gold vein system and indicate that higher grades are likely at depth and might well develop into high-grade bonanza gold zones. This interpretation is based on First Point’s extensive experience in exploring these types of systems and by a thorough review of low sulphidation systems throughout the world. First Point believes that the level of exposure combined with the robust width and continuity of the veins exposed along the El Paraíso vein system are highly encouraging, and represent excellent targets that have yet to be drill tested.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development Company focused on the Americas. For more information, please view: www.firstpointminerals.com or phone Andrew Kaip, Chief Geologist, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
"Peter M D Bradshaw"
Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.